As Filed with the Securities and Exchange Commission on April 25, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THOUSAND TRAILS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

885502-10-4
(CUSIP Number of Class of Securities)

Walter B. Jaccard, Esq.
Vice President and General Counsel
Thousand Trails, Inc.
2711 LBJ Freeway, Suite 200
Dallas, Texas 75234
(972) 243-2228
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Irwin F. Sentilles III, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201
(214) 698-3119

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Not applicable. Not applicable	Filing Party: Date Filed:	Not applicable. Not applicable.

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1

issuer tender offer subject to Rule 13e-4

going-private transaction subject to Rule 13e-3

amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer.

PRESS RELEASE

Thousand Trails, Inc. Announces Tender Offer for up to 1,500,000 of Its Own Shares

DALLAS, April 24, 2002 — Thousand Trails, Inc. (AMEX:TRV), one of the nation’s largest owners and operators of membership-based campgrounds, today announced that its Board of Directors has approved a tender offer by the Company for up to 1,500,000 shares, or 18.6%, of its outstanding common stock, at a purchase price of $8.41 per share, payable in cash. One of the Company’s largest stockholders, Carl Marks Strategic Investments II, LP, has agreed to tender all of its shares in the offer. Its affiliate, Carl Marks Strategic Investments, LP, however, has advised that it will not tender any shares in the offer. In addition, the directors and executive officers of the Company and the Company’s second largest stockholder, IAT Reinsurance Syndicate, Ltd., have advised that they will not tender any of their shares in the offer. If more than 1,500,000 shares are tendered, the Company will purchase shares from each tendering stockholder on a pro rata basis.

The tender offer is expected to commence on Wednesday, May 1, 2002 and to expire on Thursday, May 30, 2002, unless extended.

The Company has not commenced the tender offer referred to in this communication. Upon commencement of the offer, the Company will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. The Company’s stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, when they become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all of the Company’s stockholders. The Company’s stockholders may obtain additional copies of these documents without charge by contacting the Company at (972) 243-2228.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Company. The tender offer will be made only by the offer to purchase and the related letter of transmittal. Stockholders should read these documents carefully when they are available to investors for free at the Securities and Exchange Commission website at www.sec.gov or from the Company. Neither the offer to purchase shares will be made to, nor will tenders pursuant to the offer to purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction’s laws.

About Thousand Trails:

Founded in 1969 to provide a secure, friendly, and affordable camping experience, Thousand Trails today offers a premium outdoors destination to 116,000 members at 59 membership-based camping preserves located in 17 states and British Columbia, Canada. Thousand Trails also provides a reciprocal use program for members of approximately 300 recreational facilities and manages 241 public campgrounds for the US Forest Service and other entities.

For further information contact: Bryan D. Reed, (972) 243-2228.

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